UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 11, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL TO DEMONSTRATE RAILS AND WAGONBUILDING PRODUCTS
AT LEADING TRANSPORT FAIR INNOTRANS 2018

Moscow, Russia – September 11, 2018 – Mechel PAO (NYSE: MTL, MOEX: MTLR), one of the leading Russian mining and metals companies, reports its participation in the leading international trade fair for transport technology, InnoTrans 2018.

The fair will be held on September 18-21 in Berlin, Germany. At InnoTrans, Mechel will present products made at Chelyabinsk Metallurgical Plant’s universal rolling mill — differentially heat-treated and non-heat-treated rails up to 100 meters in length.

By now, the plant has mastered production of all key rail types according to both European and Russian standards, has been awarded all appropriate certificates of compliance, while its quality management system has been certified as compliant with ISO 9001:2008.

Mechel will also present products for wagonbuilding, produced by Urals Stampings Plant and much in market demand.

InnoTrans is the world’s leading trade fair of transport technology and transport systems, held in Berlin once every two years, and a traditional ground for global premieres in the railway industry. At the fair, visitors can get acquainted with railway technology and infrastructure, public transport and construction equipment.

“We see expanding into new markets for our rails both in Europe and other countries as a key task for us. We have received all necessary certificates of compliance with European standards, we have all required skills to manufacture these products, and we think that we can prove a good competitor to international rail producers. All are welcome to visit our booth,” Mechel-Steel Management Company’s Chief Executive Officer Andrey Ponomarev commented.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: September 11, 2018

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